UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.         )*

CHANNELL COMMERCIAL CORP.

(Name of Issuer)

COMMON STOCK $.01 PAR VALUE

(Title of Class of Securities)

159186105 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159186105

1.	Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only). William H. Channell, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,073,584. See Item 4(a). 6. Shared Voting Power -0 - 7. Sole Dispositive Power 1,073,584. See Item 4(a). 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,584. See Item 4(a).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%. See Item 4(b).

12.	Type of Reporting Person* IN

Item 1.

(a) Name of Issuer:

Channell Commercial Corp.

(b) Address of Issuer’s Principal Executive Offices:

26040 Ynez Road
Temecula, California 92591

Item 2.

(a)Name of Person Filing: William H. Channell, Jr.

(b) Address of Principal Business Officer or, if none, Residence:

26040 Ynez Road
Temecula, California 92591

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, $.01 par value

(e) CUSIP Number: 159186105

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b) [    ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

(c) [    ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

(d) [    ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [    ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f) [    ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g) [    ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [    ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.    Ownership.

(a) Amount Beneficially Owned: The 1,073,584 shares of common stock beneficially owned by Mr. Channell, which total includes 258,334 shares of common stock as to which Mr. Channell may acquire beneficial ownership within sixty (60) days of the date hereof pursuant to the exercise of stock options.

(b) Percent of Class: 11.7%, which calculation includes in the shares of common stock beneficially owned by Mr. Channell and the total issued and outstanding common stock of Channell Commercial

Corp. the 258,334 shares of common stock as to which Mr. Channell may acquire beneficial ownership within sixty (60) days of the date hereof pursuant to the exercise of stock options.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,073,584

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,073,584

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of the Group.

Not applicable.

Item 10.    Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2003
/s/ WILLIAM H. CHANNELL, JR.
William H. Channell, Jr.

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

5